UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34258

Weatherford International Ltd.*
(Exact name of registrant as specified in its charter)

4-6 Rue Jean-Francois Bartholoni, 1204 Geneva, Switzerland

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Registered Shares, par value $1.16 Swiss Francs per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Weatherford International plc, as successor by merger to Weatherford International Ltd., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WEATHERFORD INTERNATIONAL PLC
Date: June 27, 2014
/s/ Alejandro Cestero
Alejandro Cestero
Vice President, Co-General Counsel and Corporate Secretary

* This Form 15 relates solely to the reporting obligations of Weatherford International Ltd., a Swiss joint-stock corporation, under the Securities Exchange Act of 1934 (the “Exchange Act”), and does not affect the reporting obligations of Weatherford International plc, an Irish public limited company, as its successor issuer under the Exchange Act.